Exhibit 99.1

650 de Maisonneuve blvd. West.
Date: January 11, 2024	7th Floor
Montreal QC, H3A 3T2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	February 13, 2024
Record Date for Voting (if applicable):	February 13, 2024
Beneficial Ownership Determination Date:	February 13, 2024
Meeting Date:	April 11, 2024
Meeting Location (if available):	Etobicoke, ON (Hybrid)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON/ORDINAIRES	780087102	CA7800871021

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA

650, boulevard de Maisonneuve Ouest
Date : Le 11 janvier 2024	7[e] étage
Montréal (Québec) H3A 3T2
www.computershare.com

Destinataires : Toutes les autorités canadiennes en valeurs mobilières

Objet : Banque Royale du Canada

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d’assemblée :	Assemblée annuelle
Date d’inscription pour recevoir l’avis :	13 février 2024
Date d’inscription pour voter (le cas échéant) :	13 février 2024
Date de détermination de la propriété véritable :	13 février 2024
Date de l'assemblée :	11 avril 2024
Endroit de l'assemblée (s’il est disponible) :	Etobicoke, ON (hybride)
Émetteur enverra les documents directement aux PVNO :	Non
Émetteur paiera les frais d’envoi aux PVO :	Oui

Procédures de notification et d’accès :
Applicables aux propriétaires véritables	Oui
Critères d’assemblage - propriétaires véritables	Sans objet
Applicables aux porteurs inscrits	Oui
Critères d’assemblage - porteurs inscrits	Sans objet

Détails sur les titres ayant droit de vote :

Description	Numéro CUSIP	ISIN
COMMON/ORDINAIRES	780087102	CA7800871021

Sincèrement,

Computershare
Agent pour Banque Royale du Canada